CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2012
Earnings from continuing operations	$30,031		$196,865
Undistributed equity income from investees	(1)		(2,774)
Income taxes	13,410		104,112
Earnings from continuing operations before income taxes	$43,440		$298,203
Fixed charges:
Interest	$20,286		$63,170
Amortization of debt expense, premium, net	682		2,915
Portion of rentals representative of an interest factor	118		501
Interest of capitalized lease	421		1,746
Total fixed charges	$21,507		$68,332
Earnings from continuing operations before income taxes	$43,440		$298,203
Plus: total fixed charges from above	21,507		68,332
Plus: amortization of capitalized interest	162		545
Earnings from continuing operations before income taxes and fixed charges	$65,109		$367,080
Ratio of earnings to fixed charges	3.03	X	5.37	X
Total fixed charges from above	21,507		68,332
Preferred stock dividends	—		23
Total fixed charges and preferred stock dividends	21,507		68,355
Ratio of earnings to combined fixed charges and preferred stock dividends	3.03	X	5.37	X